UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

06032403

RECD S.E.C.
APR 14 2006
1086

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

Act	Exchange Act
Section	
Rule	10a-1; Rule 200(g) of Reg SHO; and Rule 101 & 102 of Reg M
Public Availability	4/10/06

April 7, 2006

Mr. James M. Cain, Esq.
Sutherland, Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: ***United States Oil Fund***
File No. TP 06-58

Dear Mr. Cain:

In your letter dated March 31, 2006, you request on behalf of United States Oil Fund, LP (the "Fund"), a Delaware limited partnership and a commodity pool, and Victoria Bay Asset Management, LLC ("Victoria Bay"), which is the registered commodity pool operator ("CPO") and general partner (the "General Partner") of the Fund, on their own behalf and on the behalf of (1) ALPS Distributors, Inc. (the "Marketing Agent"), (2) the American Stock Exchange ("AMEX") and any other national securities exchange or national securities association on or through which units in the Fund (the "Units") may subsequently trade (with each such market being a "Market"); and (3) KV Execution Services, LLC, and the other persons or entities (including the Authorized Purchasers) engaging in transactions in the Units, exemptions from, or interpretive or no-action advice regarding Rule 10a-1 under the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 200(g) of Regulation SHO, and Rules 101 and 102 of Regulation M in respect of trading of the Units on the Amex or any other Market and the creation and redemption of baskets of Units.

The Fund was formed as a Delaware limited partnership in May 2005. The Fund is a commodity pool that will be operated by Victoria Bay, as CPO and General Partner, in consideration of an asset-based fee. The investment objective of the Fund is for the Units' net asset value to reflect the performance of the spot price of West Texas Intermediate ("WTI") light, sweet crude oil delivered to Cushing, Oklahoma, less the Fund's expenses. The Fund will invest in futures contracts for WTI light, sweet crude oil and other petroleum-based fuels that are traded on the New York Mercantile Exchange or other U.S. and foreign exchanges (collectively, "Oil Futures Contracts") and other oil interests such as cash-settled options on Oil Futures Contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing. The Fund will also invest in obligations of the United States government with remaining maturities of two years or less ("Treasuries") and hold cash and cash equivalents to be used to meet its current or potential margin or collateral requirements with respect to its investments in Oil Futures Contracts and Other Oil Interests.

The Units are intended to be offered continuously by the Fund at the net asset value of the Fund per Unit only in baskets of 100,000 Units for cash and/or Treasuries, in the proportions determined by Victoria Bay. The Fund is not registered or required to be registered under the Investment Company Act of 1940, as amended.

This response is attached to the enclosed photocopy of your correspondence. Each defined term in this letter has the same meaning as defined in your letter, unless otherwise noted herein.

Response:

Rule 10a-1

Rule 200(a) of Regulation SHO defines "short sale." Rule 10a-1(a) under the Exchange Act covers transactions in any security registered on a national securities exchange, if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the derivative nature of the Units, it would not appear that trading in the Units would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Fund anticipates that the market value of the Units will rise or fall based on changes in the underlying Oil Futures Contracts and Other Oil Interests. Moreover, the short sale rule does not apply to analogous derivative products such as index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Units without regard to the "tick" requirements of Rule 10a-1.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted above to permit sales of Units without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the staff of the Division of Market Regulation ("Staff") will not recommend to the Commission enforcement action under

Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Units, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

ii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

iii. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Regulation M

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in a distribution of securities, and affiliated purchasers of such persons.

On the basis of your representations and the facts presented, particularly that the Fund will continuously redeem at net asset value Baskets of Units and that the secondary market price of Units should not vary substantially from the value of Oil Futures Contracts and Other Oil Interests represented by the Units, the Commission hereby grants an exemption under paragraph (d) of Rule 101 of Regulation M thus permitting persons who may be deemed to be participating in a distribution of Units to bid for or purchase Units during their participation in such distribution.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Fund will continuously redeem at net asset value Baskets of Units, the Commission hereby grants an exemption under paragraph (e) of Rule 102 of Regulation M thus permitting the Fund and affiliated purchasers to redeem Units during the continuous offering of the Units.

The foregoing exemptions from Rule 10a-1, Rules 101 and 102 of Regulation M, and no-action position taken under Rule 200(g) of Regulation SHO are based solely on your representations and the facts presented, and are strictly limited to the application of those rules to transactions involving Units under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rule 10a-1 and Rules 101 and 102 of Regulation M and no-action position taken under Rule 200(g) of Regulation SHO are subject to the condition that such transactions in Units or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

The foregoing exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. Moreover, the foregoing no-action positions are subject to modification or revocation as necessary or appropriate. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws or rules or regulations of any self-regulatory organizations to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Acting Associate Director
Office of Trading Practices and Processing
Division of Market Regulation

Attachment

Sutherland
▪ Asbill & ▪
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

March 31, 2006

JAMES A. BRIGAGLIANO, ESQ.
ACTING ASSOCIATE DIRECTOR, TRADING PRACTICES
OFFICE OF TRADING PRACTICES AND PROCESSING
DIVISION OF MARKET REGULATION
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, DC 20549

Re: Request of **United States Oil Fund, LP** and Victoria Bay Asset Management, LLC for Exemptive, Interpretative or No-Action Relief from Rule 10a-1, Rule 200(g) of Regulation SHO, Rules 101 and 102 of Regulation M, and Section 11(d)(1) and Rule 11d1-2, all under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Brigagliano:

This letter is submitted on behalf of the **United States Oil Fund, LP** (the "Fund"), a Delaware limited partnership and a commodity pool, and Victoria Bay Asset Management, LLC ("Victoria Bay"), which is the registered commodity pool operator ("CPO") and general partner (the "General Partner") of the Fund.

The Fund and the General Partner (a) on their own behalf and (b) on behalf of (1) the Fund; (2) ALPS Distributors, Inc. (the "Marketing Agent"), which will continuously offer creation and redemption baskets, receive and process orders from Authorized Purchasers (as defined below) and coordinate the processing of orders for the creation or redemptions of units, as described below, on behalf of the Fund; (3) the American Stock Exchange ("AMEX") and any other national securities exchange or national securities association on or through which units in, and ownership of, the Fund (the "Units") may subsequently trade (with each such market being a "Market"); and (4) KV Execution Services, LLC, and the other persons or entities (including the Authorized Purchasers referred to herein) engaging in transactions in the Units, hereby request from the Securities and Exchange Commission ("Commission") exemptions from, or interpretive or no-action advice or relief from, Rule 10a-1, Rule 200(g) of Regulation SHO, Rules 101 and 102 of Regulation M, and Section 11(d)(1) of, and Rule 11d1-2 under, the Exchange Act, in connection with secondary market transactions in Units and the creation and redemption of baskets of Units, as discussed below. The relief requested is substantially similar to relief granted by the Commission previously in similar circumstances.[1]

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[1] The Commission has previously granted exemptive or no-action relief under Rule 10a-1; Section 11(d)(1) and Rule 11d1-2; Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO under the Exchange Act similar to that requested here. *See, e.g.,* letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Sidley Austin Brown &

The General Partner and the Fund believe that the relief requested in this letter is consistent with the public interest and the protection of investors and would further the purposes intended by the policies and provisions of the Exchange Act.

I. Relevant Facts

(a) Description of the Fund

The Fund was formed as a Delaware limited partnership in May 2005. The Fund is a commodity pool that will be operated by Victoria Bay, as CPO and General Partner, in consideration of an asset-based fee. The investment objective of the Fund is for the Units' net asset value ("NAV") to reflect the performance of the spot price of West Texas Intermediate ("WTI") light, sweet crude oil delivered to Cushing, Oklahoma, less the Fund's expenses. The Fund will invest in futures contracts for WTI light, sweet crude oil and other petroleum-based fuels that are traded on the New York Mercantile Exchange (the "Exchange") or other U.S. and foreign exchanges (collectively, "Oil Futures Contracts") and other oil interests such as cash-settled options on Oil Futures Contracts, forward contracts for oil, and over-the-counter transactions that are based on the price of oil, other petroleum-based fuels, Oil Futures Contracts and indices based on the foregoing (collectively, "Other Oil Interests").

The Fund will also invest in obligations of the United States government with remaining maturities of two years or less ("Treasuries") and hold cash and cash equivalents to be used to meet its current or potential margin or collateral requirements with respect to its investments in Oil Futures Contracts and Other Oil Interests. The Fund does not expect there to be any meaningful correlation between the performance of the Fund's investments in Treasuries/ cash/ cash equivalents and the changes in the price of WTI light, sweet crude oil. While the level of interest earned on these investments may in some respect correlate to changes in the price of oil, this correlation is not anticipated as part of the Fund's efforts to meet its objectives. This and certain risk factors are discussed in more detail in the Fund's Form S-1, as amended (Registration No.: 333-124950) and as the same may be amended from time to time hereafter (collectively, the "Registration Statement").

As a commodity pool, the Fund is subject to the Commodity Exchange Act, as amended (the "CEA"), and to applicable rules and regulations of the Commodity Futures Trading Commission (the "CFTC"). The Fund is not registered or required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Fund does not seek positive returns under all market conditions, but instead seeks to track the spot price of WTI light, sweet crude oil delivered to Cushing, Oklahoma by investing in a mix of Oil Futures Contracts and Other Oil Interests such that the Fund's NAV will closely track the price of a specified Oil Futures Contract (the "Benchmark Oil Futures Contract") that the General Partner believes has historically exhibited a close price correlation with the spot price of WTI light, sweet crude oil. On any Valuation Day (defined as any day as of which the Fund valuates its NAV) that does not occur within the two week period preceding a monthly expiration date on the Exchange, the Benchmark Oil Futures Contract is the near-month futures contract ("Near Month contract") for WTI light, sweet crude oil that is traded on the Exchange. On each

Wood LLP, dated January 19, 2006.

sweet crude oil that is traded on the Exchange.[2]

The Fund does not use or pay for the services of any third-party commodity trading advisor (there are no performance fees) and does not use leverage. KV Execution Services, LLC, a broker-dealer, will be the initial Authorized Purchaser (as defined below) for the Fund. Brown Brothers Harriman & Co., a limited partnership organized under the State of New York, will act as the Fund's custodian ("Custodian"), as well as its administrator, transfer agent and registrar ("Administrator"). ALPS Distributors, Inc., a corporation organized in the State of Colorado and a broker-dealer registered with the Commission, will act as marketing agent to the Fund. The General Partner will serve as the CPO of the Fund. The General Partner is also a member of the National Futures Association ("NFA"). As a registered CPO and member of the NFA, the General Partner must comply with various regulatory requirements under the CEA and the rules and regulations of the CFTC and the NFA and is subject to periodic inspections and audits by the CFTC and NFA.

(b) The Offering

The Fund filed its latest amended Registration Statement on January 19, 2006. The Fund will file Form 8-A under Section 12(b) of the Exchange Act in connection with listing the Units on the AMEX. Such listing and trading of the Units on the AMEX will be subject to the AMEX's listing requirements and rules.[3] Investors purchasing Units will receive the Fund's prospectus in conformity with the applicable requirements of the Securities Act and the rules thereunder, as described below. Only authorized purchasers (each, an "Authorized Purchaser") will be able to purchase or redeem Units in transactions with the Fund.

Each Authorized Purchaser must be (1) registered with the Commission as a broker-dealer under the Exchange Act and be a member of a self-regulatory organization ("SRO") (*e.g.*, the NASD or New York Stock Exchange), or be exempt from being (or otherwise not required to be) so registered or a member of an SRO, and be qualified to act as a broker or dealer in the states or other jurisdictions where

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[2] "Near-Month'' contract denotes the first, closest by calendar month futures contract listed by an exchange for trading. It is usually the most actively traded contract, with activity generally shifting from this contract to the second to nearest out month contract as the Near Month nears expiration (typically this occurs after the middle of the month). "Second to Nearest Out Month'' contract denotes the contract listed for trading by an exchange that most immediately follows the Near-Month contract. The Second to Nearest Out Month contract is being used to establish the Benchmark Oil Futures Contract within the two week period preceding a monthly expiration date because past market activity indicates that as a general rule, most Oil Futures Contracts are closed out before the contracts expire, and active trading usually ceases in the days immediately prior to the expiration date of a particular contract. Since a lack of robust trading may cause the trading price of such contracts not to accurately reflect the market for the commodity, the General Partner has made the determination to invest in the Second to Nearest Out Month contract during this two-week period.

[3] The AMEX has applied to the Commission, pursuant to Section 19(b) of the Exchange Act, for approval of a change to its rules to allow the listing of the Units and the Commission filed its notice of the proposed rule (File No. SR-Amex-2005-127); Release No. 34-53324 (February 16, 2006) (notice), (final order expected on 3/31/06) with respect to rules applicable to the trading of the Units.
with respect to rules applicable to the trading of the Units.

member of an SRO, and be qualified to act as a broker or dealer in the states or other jurisdictions where the nature of its business so requires, and (2) participants in the Depository Trust Company ("DTC"). To become an Authorized Purchaser, a person with the legal authority to enter into an agreement that binds the Authorized Purchaser, must enter into a Authorized Purchaser Agreement with the General Partner and the Fund. The Authorized Purchaser Agreement sets forth the procedures for the creation and redemption of baskets and for the payment of cash and/or Treasuries required for such creations and redemptions. In compensation for services in processing the creation and redemption of baskets, an Authorized Purchaser is required to pay a per order transaction fee of $1000 to the Fund to create or redeem baskets.

Authorized Purchasers will act for their own accounts creating or redeeming baskets of Units as described below. Authorized Purchasers are cautioned in the Authorized Purchaser Agreement and the Fund's prospectus that some of their activities will result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act.[4]

The Units are intended to be offered continuously by the Fund at NAV of the Fund per Unit only in baskets of 100,000 Units for cash and/or Treasuries, in the proportions determined by Victoria Bay in its sole discretion. All Units will be listed and able to be traded on the AMEX upon issuance and the commencement of the continuous offering described below. Units will be available only in book-entry form through the facilities of DTC as described below.

(c) Creation and Redemption of Units

The Fund will create and redeem Units only in blocks called, respectively, Creation Baskets and Redemption Baskets. Only Authorized Purchasers may purchase or redeem Creation Baskets or Redemption Baskets. An Authorized Purchaser is under no obligation to create or redeem baskets, and an Authorized Purchaser is under no obligation to offer to the public Units of any baskets it does create. It is expected that baskets will be created when there is sufficient demand for Units such that the market price per Unit is at a premium to the NAV of the Fund per Unit. Authorized Purchasers will then be able to sell such Units, which will be listed on the AMEX, to the public at prices that are expected to reflect, among other factors, (i) the trading price of the Units on the AMEX, and (ii) the NAV of the Fund at the time the Authorized Purchaser purchased the Creation Basket(s), the NAV at the time of the offer of the Units to the public, the supply of and demand for Units at the time of sale, and the liquidity of the Oil Futures Contracts market and the market for Other Oil Interests. The price is expected to fall between the Fund's NAV and the trading price of the Units on the AMEX at the time of sale. Similarly, it is expected that baskets will be redeemed when the market price per Unit is at a discount to the NAV of the Fund per Unit. Retail investors seeking to purchase or sell Units on any day are expected to effect such transactions in the secondary market on the AMEX, at the market price per Unit, rather than in connection with the creation or redemption of baskets.

[4] While certain exemptions from prospectus delivery requirements may be available pursuant to Sections 4(3) and 4(4) of the Securities Act, and Rule 174 thereunder, dealers that are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions, and thus dealing with Units that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act), would be unable to take advantage of the Section 4(3)(C) exemption.

The minimum number of Creation Baskets that must be sold is one. All proceeds from the sale of Creation Baskets will be invested as quickly as possible in the investments described above and in the Fund's prospectus. There will be no escrow or similar holding of funds with a requisite time period or other conditions. Investments, collateral and margin provided to or by the Fund will be held through the Fund's Custodian or through accounts with the Fund's commodities futures brokers. Over-the-counter contracts will be directly entered into by Victoria Bay on behalf of the Fund. There is no stated maximum time period for the Fund's operations and the Fund will continue until all Units are redeemed or the Fund is liquidated pursuant to the terms of the limited partnership agreement which governs the Fund. There is no specified limit on the maximum amount of Creation Baskets that can be sold. At some point, position limits on certain of the futures contracts the Fund intends to invest in may practically limit the maximum amount of Creation Baskets that will be sold if the General Partner determines that the other investment alternatives available to the Fund at that time will not enable it to meet its stated investment objective.

Units may also be purchased and sold in smaller increments on the AMEX. However, these transactions will be effected at bid and ask prices established by specialist firms. Like any listed security, the Units can be purchased and sold at any time a secondary market is open. In managing the Fund's assets, the General Partner does not intend to use a technical trading system that issues buy and sell orders. The General Partner does intend to employ quantitative methodologies whereby each time one or more Creation Baskets are purchased or sold, the General Partner will purchase or sell Oil Futures Contracts and Other Oil Interests with an aggregate face amount that approximates the amount of Treasuries and/or cash received or paid upon the purchase or sale of the Creation and Redemption Basket(s).

(d) Creation and Redemption Procedures

(1) Creation Procedures

On any business day, an Authorized Purchaser may place an order with the Marketing Agent to create one or more baskets. For purposes of processing purchase and redemption orders, a "business day" means any day other than a day when any of the AMEX, the New York Mercantile Exchange or the New York Stock Exchange is closed for regular trading. Purchase orders must be placed by 12:00 p.m. New York time or the close of regular trading on the AMEX, whichever is earlier. The day on which the Marketing Agent receives a valid purchase order is the purchase order date. By placing a purchase order, an Authorized Purchaser agrees to deposit cash or Treasuries with the Fund, or a combination of Treasuries and cash, as described below. Prior to the delivery of baskets for a purchase order, the Authorized Purchaser must also have wired to the Custodian the non-refundable transaction fee due for the purchase order. An Authorized Purchaser may not withdraw a creation request.

The total deposit required to create each basket ("Creation Basket Deposit") will be an amount of Treasuries and/or cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the order to purchase is properly received, as the number of Units to be created under the purchase order is in proportion to the total number of Units outstanding on the date the order is received. The General Partner determines, directly in his sole discretion or in consultation with the Administrator, the requirements for Treasuries and/or the amount of cash, including the maximum permitted remaining maturity of a Treasury and proportions of Treasury and cash that may be included in deposits to create baskets. The Marketing Agent will publish such requirements at the beginning of each business day.

An Authorized Purchaser who places a purchase order is responsible for transferring to the Fund's account with the Custodian the required amount of Treasuries and/or cash by the end of the third business day following the purchase order date. Upon receipt of the deposit amount, the Administrator will direct DTC to credit the number of baskets ordered to the Authorized Purchaser's DTC account on the third business day following the purchase order date. The expense and risk of delivery and ownership of Treasuries until such Treasuries have been received by the Custodian on behalf of the Fund shall be borne solely by the Authorized Purchaser. The General Partner acting by itself or through the Marketing Agent may reject a purchase order or a Creation Basket Deposit if: (a) it determines that the purchase order or the Creation Basket Deposit is not in proper form; (b) the General Partner determines that the purchase order or the Creation Basket Deposit would have adverse tax consequences to the Fund or its unitholders; (c) the acceptance or receipt of the Creation Basket Deposit would, in the opinion of counsel to the General Partner, be unlawful; or (d) circumstances outside the control of the General Partner, Marketing Agent or Custodian make it, for all practical purposes, not feasible to process creations of baskets.

(2) Redemption Procedures

The procedures by which an Authorized Purchaser can redeem one or more baskets mirror the procedures for the creation of baskets. On any business day, an Authorized Purchaser may place an order with the Marketing Agent to redeem one or more baskets. Redemption orders must be placed by 12:00 p.m. New York time or the close of regular trading on the AMEX, whichever is earlier. A redemption order so received will be effective on the date it is received in satisfactory form by the Marketing Agent. The redemption procedures allow Authorized Purchasers to redeem baskets and do not entitle an individual unitholder to redeem any Units in an amount less than a basket, or to redeem baskets other than through an Authorized Purchaser. By placing a redemption order, an Authorized Purchaser agrees to deliver the baskets to be redeemed through DTC's book-entry system to the Fund not later than 11 a.m. on the third business day following the effective date of the redemption order. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Purchaser must also have wired to the Fund's account at the Custodian the non-refundable transaction fee due for the redemption order. Authorized Purchasers may not withdraw a redemption request.

The redemption distribution from the Fund will consist of a transfer to the redeeming Authorized Purchaser of an amount of Treasuries and/or cash that is in the same proportion to the total assets of the Fund (net of estimated accrued but unpaid fees, expenses and other liabilities) on the date the order to redeem is properly received, as the number of Units to be redeemed under the redemption order is in proportion to the total number of Units outstanding on the date the order is received. The General Partner, directly or in consultation with the Administrator, determines the requirements for Treasuries and/or the amounts of cash, including the maximum permitted remaining maturity of a Treasury, and the proportions of Treasuries and/or cash that may be included in the distribution to redeem baskets. The Marketing Agent will publish such requirements as of 4:00 p.m. New York time on the redemption order date.

The redemption distribution due from the Fund will be delivered to the Authorized Purchaser on the third business day following the redemption order date if, by 9:00 a.m. New York time on such third business day, the Fund's DTC account has been credited with the baskets to be redeemed. If the Fund's DTC account has not been credited with all of the baskets to be redeemed by such time, the redemption distribution will be delivered to the extent of whole baskets received. Any remainder of the redemption distribution will be delivered on the next business day to the extent of remaining whole baskets received if the Fund receives the fee applicable to the extension of the redemption distribution date which the General Partner may, from time to time, determine and the remaining baskets to be redeemed are credited to the Fund's DTC account by 9:00 a.m. New York time on such next business day. Any further outstanding amount of the redemption order shall be cancelled. Pursuant to information from the General Partner, the Custodian will also be authorized to deliver the redemption distribution notwithstanding that the baskets to be redeemed are not credited to the Fund's DTC account by 9:00 a.m. New York time on the third business day following the redemption order date if the Authorized Purchaser has collateralized its obligation to deliver the baskets through DTC's book entry-system on such terms as the General Partner may from time to time determine.

The General Partner may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the American Stock Exchange or the New York Mercantile Exchange is closed other than customary weekend or holiday closings, or trading on the American Stock Exchange or the New York Mercantile Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of Treasuries is not reasonably practicable, or (3) for such other period as the General Partner determines to be necessary for the protection of the limited partners. None of the General Partner, the Marketing Agent or the Custodian will be liable to any person or in any way for any loss or damages that may result from any such suspension or postponement. The General Partner will reject a redemption order if the order is not in proper form or if the fulfillment of the order, in the opinion of its counsel, might be unlawful.

(e) Exchange Listing and Trading

The Units will be listed on the AMEX and traded in the secondary market in the same manner as other equity securities. The member firm appointed by the AMEX to be the specialist for the Fund's Units will maintain a market for the Units that trade on the AMEX. The price of the Units trading in the secondary market will be based on a current bid/offer market. Transactions involving the sale of Units in the secondary market—which will be between purchasers and sellers and will not involve the Fund—will be subject to customary brokerage commissions and charges.

As indicated above, the value of the Units is expected to fluctuate in relation to changes in the value of the Fund's portfolio. Units may trade in the secondary market at prices that are lower or higher relative to their NAV of the Fund per Unit. The amount of the discount or premium in the trading price relative to the NAV of the Fund per Unit may be influenced by various factors, including the number of investors who seek to purchase or sell Units in the secondary market and the liquidity of the Oil Futures Contracts market and the market for Other Oil Interests. While the Units trade on the AMEX until 4:15 p.m. New York time, liquidity in the market for Oil Futures Contracts and Other Oil Interests may be reduced after the close of the New York Mercantile Exchange at 2:30 p.m. New York time. As a result, during this time, trading spreads, and the resulting premium or discount, on the Units may widen.

Retail investors seeking to purchase or sell Units on any day are expected to effect such transactions in the secondary market, on the AMEX, at the market price per Unit, rather than in connection with the creation or redemption of baskets. Investors will be able to use the indicative intra-day value per Unit (as described under "(f) Publication of Information Regarding the Units" below) as well as the trading price to determine if they want to purchase on the secondary market via the AMEX.

Retail investors who are clients or customers of an Authorized Purchaser may acquire Units from or through an Authorized Purchaser out of such Authorized Purchaser's inventory of Units or as part of an order for a Creation Basket. The identities of the Authorized Purchasers will be available from the Marketing Agent and posted on the Fund's website at (www.unitedstatesoilfund.com). In addition, institutional and retail investors, whether or not they are clients or customers of an Authorized Purchaser, may acquire Units by purchasing them in secondary market transactions on the AMEX.

(f) Publication of Information Regarding the Units

The Units will be listed on the AMEX under the symbol "USO." The purchase price for Creation Baskets, and the redemption price for Redemption Baskets will be the actual NAV calculated at the end of the business day when notice of a purchase or redemption is received by the Fund. The AMEX will publish an approximate NAV intra-day based on the prior day's NAV and the current price of Benchmark Oil Futures Contracts, but the basket price will be determined based on the actual NAV at the end of the day. The AMEX will disseminate the indicative fund value through the facilities of CTA/CQ High Speed Lines. In addition, the indicative fund value will be available on the Fund's website and may later be available through on-line information services such as Bloomberg and Reuters. Dissemination of the indicative fund value provides additional information that is not otherwise available to the public and is useful to investors and market professionals in connection with the trading of the Units on the AMEX.

Investors and market professionals will be able throughout the trading day to compare the market price of the Fund and the indicative fund value. If the market price of the Units diverges significantly from the indicative fund value, market professionals will have an incentive to execute arbitrage trades. For example, if the Fund appears to be trading at a discount compared to the indicative fund value, a market professional could buy the Fund Units on the AMEX and sell short oil future contracts. Such arbitrage trades can tighten the tracking between the market price of the Fund and the indicative fund value and thus can be beneficial to all market participants.

In addition, other Oil Futures Contracts, Other Oil Interests and Treasuries held by the Fund will be valued by the Custodian, using rates and points received from third party vendors (such as Reuters and WM Company) and advisor quotes. These values will not be included in the indicative value. The indicative fund value is based on the prior day's NAV and moves up and down according to changes in near month Oil Futures Contracts for WTI light, sweet oil traded on the New York Mercantile Exchange.

The website for the Fund will be publicly and readily accessible at no charge and will contain the following information: (1) the prior business day's NAV and the reported closing price of the Units; (2) the General Partners audit committee charter; (3) financial reports of the Fund; and (4) the text of the Fund's prospectus.

(g) Additional Information

Because of the nature of the Fund, beneficial owners of the Units will have limited rights as compared to holders of traditional equity securities. All purchasers of the Units who wish to become limited partners or record holders, and receive cash distributions, if any, or have certain other rights, must deliver an executed transfer application in which the purchaser or transferee must certify that, among other things, he, she or it agrees to be bound by the Fund's limited partnership agreement and is eligible to purchase the Fund's securities. Any transfer of Units will not be recorded by the Administrator or recognized by the Fund unless a completed transfer application is delivered to the General Partner. A person purchasing the Fund's existing Units, who does not execute a transfer application and certify that the purchaser is eligible to purchase those securities, acquires no rights in those securities other than the right to resell those securities. Whether or not a transfer application is received or the consent of the General Partner obtained, the Units will be securities and will be transferable according to the laws governing transfers of securities.

Individual certificates will not be issued for the Units. Instead, one or more global certificates will be deposited with DTC and registered in the name of Cede & Co., as nominee for DTC, and will evidence all of the Units outstanding at any time. The Units will be transferable only through DTC's book-entry system. Beneficial ownership of the Units will be shown on the records of DTC, banks, brokers, dealers, trust companies and others that are DTC participants and indirect participants who maintain a custodial relationship with a DTC participant. The General Partner will furnish to DTC participants for distribution to beneficial owners of the Units the annual reports, statements, notices, and other information applicable to the Fund and required by the Commission under such laws, regulations or rules (including pursuant to the Exchange Act). The General Partner will also provide holders of Units with reports, including annual certified financial statements, and will make available monthly financial reports on the Fund's website and through the AMEX, as required by the CFTC and the NFA.

As a result of the potential for arbitrage inherent in the structure of the Fund, the General Partner and the Fund believe that the Units will not trade at a material discount or premium to the value of the underlying assets. The arbitrage process, which in general provides investors the opportunity to profit from differences in prices of assets, increases the efficiency of the markets, serves to prevent potentially manipulative efforts and can be expected to operate efficiently in the case of the Units. If the price of the Units deviates enough from the price of the Fund's assets to create a material discount or premium, an arbitrage opportunity is created. If the Units are inexpensive compared to the assets that underlie them, an Authorized Purchaser, either on its own behalf or acting as agent for investors, arbitrageurs or traders, may buy Units, and immediately redeem baskets in the cash market at a profit. If the Units are expensive compared to the assets that underlie them, an Authorized Purchaser may sell the Units short, buy enough assets to create the corresponding number of baskets, acquire the baskets through the creation process and deliver the Units to close out the short position. In both instances the arbitrageur should serve to correct price discrepancies between the Units and the underlying assets. The availability of the information about the prior day's NAV of the Fund per Unit, their indicative intra-day values and other information as described above should serve to provide the basis for a transparent and efficient market.

II. Requests for Relief

Introduction and Comparison of Fund to Similar Investment Vehicles

The Fund has registered and will register its Units under the Securities Act and complies with applicable reporting and other requirements of the Exchange Act. In addition, the Units share a number of fundamental characteristics with exchange-traded funds registered as investment companies under the Investment Company Act ("ETFs") that seek investment results by tracking the performance of an index. Like ETFs, the Fund issues and redeems its Units solely in transactions with Authorized Purchasers in sizable aggregations of Units, *i.e.*, the baskets, at their NAV. (While ETFs generally issue and redeem Units in Creation Unit aggregations in-kind in exchange for the relevant portfolio securities, some ETFs may do so for cash, as will the Fund). Also in common with ETFs, the Fund will list and trade its Units on a national securities exchange (in the case of the Fund, the AMEX). The Fund is not an investment company required to be registered under the Investment Company Act. Although the Fund and ETFs have different investment objectives and, as a result, may not necessarily be purchased by the same investors, the products are similarly structured with the view to attracting the same types of investors, *i.e.*, large institutions such as the Authorized Purchasers, who are interested in the aggregations of securities that may be purchased from and redeemable through the investment vehicle, and both retail and institutional investors, who are interested in exchange-traded individual securities.

The Fund and the General Partner, on their own behalf and on behalf of AMEX and the Markets, the Marketing Agent and persons or entities engaging in transactions in Units, including the Authorized Purchasers, hereby respectfully request that the Commission, or the Staff of the Commission, grant exemptions from, or interpretive or no-action advice with respect to, or relief regarding, Rule 10a-1, Rule 200(g) of Regulation SHO, and Rules 101 and 102 of Regulation M, all under the Exchange Act, substantially as described below.

Exchange Act Rule 10a-1

Rule 10a-1(a)(1)(i) under the Exchange Act provides that a short sale of a security registered, or admitted to unlisted trading privileges, on a national securities exchange, may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding different price at which a sale was reported. The General Partner and the Fund request relief from the rule and believe that such relief is appropriate because the Units will be traded on the AMEX and are derivative securities whose value is derived from investment instruments based on a commodity, oil, which, as discussed above, trades in active markets. Application of Rule 10a-1 to transactions in the Units would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with the purposes of the Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The General Partner and the Fund anticipate, however, that the market value of the Units will rise or fall based on changes in the value of the spot price of WTI light, sweet crude oil. The Units are designed to reflect as closely as possible the performance of the spot price of WTI light, sweet crude oil through the Fund's portfolio. Price differences may be due in large part to the fact that supply and demand forces at work in the secondary market for the Units will be closely related to, but not identical to, the same forces influencing the price of the spot price of WTI light, sweet crude oil at any point in time. Generally, the price of the Units would not decline absent a decline in the value of the underlying instruments. Moreover, the General

Partner and the Fund believe that any temporary disparities in relative market values between the Units and the spot price of WTI light, sweet crude oil will tend to be corrected promptly by arbitrage activity as discussed above. In addition, Units in basket-size aggregations are redeemable on any business day. Under these circumstances, the General Partner and the Fund believe it unlikely that short sales of the Units could be used (and to do so would be economically futile) to depress their price. Indeed, there is no "up-tick" restriction upon short sales of the spot price of WTI light, sweet crude oil or related futures contracts, which suggests that no valid public policy purpose would be served by imposing one upon the Units.

The staff of the Commission (the "Staff") has granted relief similar to that requested herein to ETFs and certain other investment vehicles,[5] and has also granted similar relief to the DB Commodities Index Tracking Fund,[6] which involves exchange trading of interests in a commodity pool in a manner similar to the Fund. The Staff has stated, in connection with relief sought by an investment vehicle issuing Units that have a market value that rises and falls based on changes in an underlying currency, that the short sale rule does not apply to analogous derivative products such as index options and index futures contracts.[7]

The depth and liquidity of the markets for the spot price of WTI light, sweet crude oil, Oil Futures Contracts and other Oil Interests, generally provides facilities for arbitrage and hedging transactions in the Units. The General Partner and the Fund believe that these arbitrage and hedging opportunities, coupled with the inability of traders to create Units without depositing cash and/or Treasuries with the Fund, should prevent trading in Units from being manipulated or used to manipulate the spot price of WTI light, sweet crude oil.

The ability to sell short is important for investors in the Units, since it will make possible the arbitrage activities described above. Further, the trading market for Units would be adversely affected if Rule 10a-1 operated to prevent dealers or exchange specialists from making short sales to satisfy customer demand in the absence of an uptick. This would be detrimental to the market for Units and contrary to the public interest in liquid, efficient securities markets.

<u>Rule 200(g) of Regulation SHO</u>

Rule 200(g) of Regulation SHO, as currently in effect, prescribes that "a broker or dealer must mark all sell orders of an equity security as 'long,' 'short,' or 'short exempt'." A short sale must be

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[5] *See* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath, AMEX, dated November 3, 1999, regarding the trading of HOLDRs. Previously, relief from the application of Rule 10a-1 was also obtained by the AMEX on behalf of The SuperTrust Trust, which, like the Fund, was structured as a two-tier investment vehicle, pursuant to which The SuperTrust, a unit investment trust ("UIT"), invested in units of the underlying Capital Markets Fund, Inc., a registered open-end investment company, one series of which sought to track the S&P 500® Index; *see* letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq., AMEX, dated June 24, 1992.

[6] *See supra* n. 1.

[7] *See* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to George T. Simon, Foley & Lardiner, LLP, dated December 5, 2005 with respect to the Euro Currency Trust.

marked "short exempt" if the seller is relying on an exemption from Rule 10a-1 like the one requested in the preceding section of this letter.[8] Relief similar to that requested herein was granted to the Securities Industry Association ("SIA") in a letter issued by the Staff to the SIA with respect to securities issued by ETFs that had previously been granted an exemption from the price test provisions of Rule 10a-1 similar to that requested above for the Units.[9] Such relief has also been granted to the COMEX Gold Trust and to the Euro Currency Trust.[10] Most recently, such relief was granted to DB Commodity Tracking Index Fund.[11]

The General Partner and the Fund request that, consistent with the relief granted previously in the letters noted above and issued to the SIA, the COMEX Gold Trust, the Euro Currency Trust, and DB Commodities Tracking Index Fund. the Staff of the Division of Market Regulation confirm that, if relief from the provisions of Rule 10a-1 is granted with respect to the Units, it will not recommend enforcement action to the Commission against a broker-dealer that marks "short," rather than "short exempt," a short sale in the Units. In making this request, we understand that the requested relief shall be subject to the following conditions: (i) for each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt; (ii) a broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and (iii) the market centers will maintain an audit trail of all such trade executions that is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Rules 101 and 102 of Regulation M

Subject to certain enumerated exceptions, Rules 101 and 102 of Regulation M prohibit a "distribution participant," and the issuer or a selling security holder, respectively, in connection with a distribution of securities, from bidding for or purchasing, or from attempting to induce any person to bid for or purchase, a "covered security" during the applicable restricted period. "Distribution participant" is defined in Rule 100(b) of Regulation M to include an underwriter or prospective underwriter in a particular distribution of securities, or any broker, dealer or other person who has agreed to participate or is participating in such a distribution.[12]

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[8] Rule 200(g)(2) of Reg. SHO.

[9] *See* letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel, SIA, dated January 3, 2005.

[10] *See* the no-action letter granted to the COMEX Gold Trust cited in note 1, supra, and more recently, Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to George T. Simon, Foley & Lardiner, LLP, dated December 5, 2005 with respect to the Euro Currency Trust.

[11] *See supra* n. 1.

[12] Rule 100(b) of Regulation M defines "distribution" for purposes of the Rule as an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from an ordinary trading transaction by the magnitude of the offering and the presence of special selling efforts and selling methods. The Fund understands that broker-dealers that act as Authorized Purchasers that tender cash to the Fund in return for a Basket of Units could be deemed under certain circumstances to be an "underwriter" or "distribution participant," as those terms are defined in Rule 100(b), even though such broker-dealer is not part of a syndicate or selling group and receives no fees, commissions or other remuneration from the Fund for its activities as Authorized Purchaser.

The General Partner and the Fund request that the Staff or the Commission grant an exemption from Rule 101, as discussed below, to permit persons who may be deemed to be participating in a distribution of Units (including the Authorized Purchasers), to bid for or purchase, redeem Units or otherwise engage in other secondary market transactions in such Units during the applicable restricted period.

The General Partner and the Fund also request that the Commission grant an exemption from Rule 102, as discussed below, to permit the General Partner, selling security holders, the Fund or any of their affiliated persons, to bid for or purchase or, indirectly through an Authorized Purchaser, redeem Units (and the Fund to redeem the related Fund baskets) during the applicable restricted period just as an ETF or the DB Commodities Index Tracking Fund may do. The purpose of Rules 101 and 102 is to prevent persons from conditioning the market to facilitate a distribution. Application of Rules 101 and 102 to the Units in the circumstances described herein would not further the anti-manipulative purposes underlying the Rules.

The Commission has previously granted no-action relief with respect to Rule 101 of Regulation M on substantially similar grounds.[13] Like the DB Commodities Index Tracking Fund, and unlike ETFs, the Fund is not a registered investment company. Like ETFs and the DB Commodities Index Tracking Fund, the Fund is not able to avail itself of the exception from Rule 101 afforded to an open-end management investment company or a UIT (as such terms are used in the Investment Company Act).[14]

As discussed above, due to the daily redeemability of Units in basket-size aggregations, the General Partner and the Fund believe that there generally should be little disparity between the market price of a Unit and the NAV of the Fund per Unit. Accordingly, the rationale for exempting redeemable securities of ETFs and DB Commodities Index Tracking Fund under paragraph (c)(4) of Rule 101 is similarly applicable to the Units. Although redemption is subject to the minimum condition of tendering a basket of 100,000 Units, the Fund, like the ETFs and the DB Commodities Tracking Index, is intended to function like an open-end fund continuously offering its units. The Staff has previously recognized that offerings like the Fund's are akin to the continuous offerings pursuant to which open-end management investment company and UIT securities are exempted under paragraph (c) (4) of Rule 101 and under which the Commission has been willing to grant no-action relief.[15] Without such an exemption, or no-action relief, they could not operate as intended. The General Partner and the Fund respectfully request that the Commission grant an exemption under paragraph (d) of Rule 101 to such effect or adopt a no-action position permitting distribution participants to engage in secondary market

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[13] *See, e.g.,* letter from Larry E. Bergmann, Associate Director, Division of Market Regulation, to Richard B. Rolnick, Hill & Weiss, dated December 15, 1988, with respect to Bullion Security Corporation, granting an exemption from Rule 10b-6 under the Exchange Act to permit the trustee to redeem outstanding units of undivided beneficial interest in the trust (which comprised two portfolios, one holding gold and the other gold eagle coins), pursuant to the trust's proposed redemption program and to permit the sponsor of the trust to purchase trust units pursuant to the sponsor's proposed purchase option during a continuous offering of the trust's units.

[14] *See* Rule 101(c)(4) of Regulation M.

[15] *See supra* n. 1.

transactions in the Units. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Basket-size aggregations of Units may be created, and Units in basket-size aggregations may be redeemed at NAV on any business day. Holders of Units also have the benefit of intra-day secondary market liquidity by virtue of the AMEX listing. Thus, the secondary market price of Units should not vary substantially from their NAV. Because of the redeemability of Units in basket-size aggregations, coupled with the open-ended nature of the Fund, any significant disparity between the market price of Units and NAV should be eliminated by arbitrage activity. Because the Fund's investment objective is to have its NAV track the spot price of WTI light, sweet crude oil, neither the creation nor the redemption of Units, nor purchases or sales in the secondary market, should significantly impact the NAV, and such transactions should not have a significant impact on the market value of Units.

The General Partner and the Fund respectfully submit that the redemption transactions and secondary market transactions described in this letter and the Fund's prospectus do not constitute a manipulative or deceptive practice for purposes of Rule 102 of Regulation M and that affiliated purchasers should be exempted from the provisions of Rule 102 to permit redemptions of Units in baskets during the continuous offering of the Units.

* * * * *

Seven additional copies of this letter are enclosed pursuant to Securities Act Release No. 33-6269 (December 5, 1980). If you have any questions regarding this letter or need any additional information, please do not hesitate to contact the undersigned at (202) 383-0180.

Very truly yours,

James M. Cain, Esq.
Holly H. Smith, Esq.

If the Staff of the Commission believes that it is unable to concur with the Sponsor's position expressed in this letter, we would appreciate the opportunity to discuss the request for relief with the Staff prior to the issuance of a proposed negative response.

SUTHERLAND, ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004